Leroy M. Ball Vice President Chief Financial Officer

Koppers Inc.
436 Seventh Avenue
Pittsburgh, PA 15219-1800
March 6, 2014	Tel 412 227 2118
Fax 412 227 2333
BallLM@koppers.com
www.koppers.com

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Response Letter Dated January 23, 2014
File No. 1-32737

Dear Mr. Cash:

As discussed with the Staff, we respectfully request a further extension of five (5) calendar days to respond to the comments contained in your letter dated February 6, 2014. If granted, this requested extension would result in our submission of a response on or before March 12, 2014.

Please contact me at 412 227 2118 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball